Exhibit 12(a)

General Electric Company
Computation of Ratio of Earnings to Fixed Charges

	Years ended December 31
(Dollars in millions)	2014	2013	2012	2011	2010

General Electric Company and
consolidated affiliates
Earnings(a)	$16,604	$15,968	$15,566	$18,929	$13,965
Plus:
Interest and other financial charges
included in expense(b)	9,482	10,116	12,407	14,422	15,431
One-third of rental expense(c)	473	504	510	462	563

Adjusted "earnings"	$26,559	$26,588	$28,483	$33,813	$29,959

Fixed charges:
Interest and other financial charges
included in expense(b)	$9,482	$10,116	$12,407	$14,422	$15,431
Interest capitalized	25	29	28	25	39
One-third of rental expense(c)	473	504	510	462	563

Total fixed charges	$9,980	$10,649	$12,945	$14,909	$16,033

Ratio of earnings to fixed charges	2.66	2.50	2.20	2.27	1.87

(a)	Earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.
(b)	Included interest on tax deficiencies.

(c)	Considered to be representative of interest factor in rental expense.